SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/14/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC (F/K/A Brooklyn Capital Management, LLC),
Phillip Goldstein, Andrew Dakos, and Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,413,351

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,413,351
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,413,351  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.99%

14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed April 2, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on August 14, 2013, there were 23,592,150 shares outstanding as of March 21, 2013. The percentage set forth herein was derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC (f/k/a Brooklyn Capital Management, LLC), a registered investment adviser. As of November 1, 2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,413,351 shares of HTWO by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 1,413,351 shares of HTWO include 1,121,454 shares (representing 4.75% of HTWO's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund LP, Full Value Offshore Fund Ltd., Full Value Partners LP, Opportunity Income Plus Fund LP, MCM Opportunity Partners LP, and Bulldog Investors General Partnership (collectively, Bulldog Investors Group of Funds). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,413,351 shares of HTWO owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 291,897 shares (representing 1.24% of HTWO's outstanding shares).


c) During the last 60 days the following shares of HTWO have been sold:

Date                     Shares		Price

09/04/13		(14,925)	10.1504
09/12/13		(4,428)		10.1500
09/16/13		(453)		10.1500
10/14/13		(16,724)	10.1600
11/01/13		(60,740)	10.1800


d) Clients of BCM are entitled to receive any dividends or sales proceeds.

e) NA


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/04/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.